Exhibit 99.1

Contact Information

Huazhu Investor Relations

Tel: 86 (21) 6195 9561

Email: ir@huazhu.com

http://ir.huazhu.com

Huazhu Group Limited Announces Preliminary Results for Hotel Operations

in the Third Quarter of 2021

Shanghai, China, October 27, 2021 – Huazhu Group Limited (NASDAQ: HTHT and HKEX: 1179) (“Huazhu”, “we” or “our”), a world-leading hotel group, today announced preliminary results for hotel operations in the third quarter (“Q3 2021”) ended September 30, 2021.

COVID-19 update

For our Legacy-Huazhu business, our RevPAR recovery momentum resumed quickly in early July. Since late July, however, the spread of the Delta variant of COVID-19 from Nanjing to several provinces and cities resulted in the relevant governmental authorities imposing a new round of strict travelling restrictions, and the blended RevPAR of Legacy-Huazhu in August dropped significantly to only 54% of the 2019 level. After the Delta variant of COVID-19 in Nanjing became largely contained in early September, the monthly blended RevPAR of Legacy-Huazhu continued to recover, reaching approximately 92% of the 2019 level. However, with the relatively small-scale outbreak occurred in Fujian province in mid-September, the relevant governmental authorities again imposed strict travelling restrictions, especially for students, during the “Golden Week” in celebration of the National Day Holidays. As a result, the blended RevPAR of Legacy-Huazhu during the Golden Week recovered to only approximately 82% of the 2019 level. Nevertheless, RevPAR recovery in the second week of October resumed to close to 90% of the 2019 level, mainly driven by the rebound of business travelling. In addition, despite the uncertainty of the COVID-19 situation, we made significant progress in upscale hotel penetration and signed up over 20 upscale hotels in early October through our joint venture with Sunac.

Steigenberger Hotels AG and its subsidiaries (“DH”) observed continued recovery since the first lockdown in November 2020, along with the rollout of vaccination campaign in Germany. As of October 25th, 2021, approximately 69% of the German population have received at least one dose of vaccine and approximately 66% of the population are fully vaccinated. During the summer holiday season, the recovery of hotel demand was encouraging due to the strong leisure demand. After the summer holiday, the recovery of DH hotels’ RevPAR remained resilient, mainly driven by the business demand. For the third quarter of 2021, the occupancy rate of DH hotels’ reached approximately 49% and blended RevPAR reached approximately 65% of the 2019 level. Meanwhile, DH continued to implement further cost reduction and cash flow management measures, especially regarding personnel and lease costs.

Operating Results: Legacy-Huazhu(1)

	Number of hotels				Number of rooms
	Opened in Q3 2021	Closed (2) in Q3 2021	Net added in Q3 2021	As of September 30, 2021 (3)	As of September 30, 2021
Leased and owned hotels	2	(14)	(12)	663	91,609
Manachised and franchised hotels	479	(126)	353	6,682	607,059
Total	481	(140)	341	7,345	698,668

(1)	Legacy-Huazhu refers to Huazhu and its subsidiaries, excluding DH.

(2)	The reasons for hotel closures mainly included non-compliance with our brand standards, operating losses, and property-related issues. In Q3 2021, we temporarily closed 18 hotels for brand upgrade and business model change purposes.

(3)	As of September 30, 2021, 120 hotels were requisitioned by governmental authorities.

	As of September 30, 2021
	Number of hotels	Unopened hotels in pipeline
Economy hotels	4,621	1,374
Leased and owned hotels	404	3
Manachised and franchised hotels	4,217	1,371
Midscale and upscale hotels	2,724	1,414
Leased and owned hotels	259	14
Manachised and franchised hotels	2,465	1,400
Total	7,345	2,788

Operational hotels excluding hotels under requisition
	For the quarter ended
	September 30,	June 30,	September 30,
	2020	2021	2021	yoy change
Average daily room rate (in RMB)
Leased and owned hotels	255	311	296	16.0%
Manachised and franchised hotels	211	246	238	12.8%
Blended	218	255	246	12.8%
Occupancy Rate (as a percentage)
Leased and owned hotels	82.9%	81.1%	69.7%	-13.1p.p.
Manachised and franchised hotels	81.8%	82.5%	72.2%	-9.6p.p.
Blended	82.0%	82.3%	71.9%	-10.1p.p.
RevPAR (in RMB)
Leased and owned hotels	211	252	206	-2.4%
Manachised and franchised hotels	173	203	172	-0.5%
Blended	179	210	177	-1.1%

	For the quarter ended
	September 30, 2019	September 30, 2021	yoy change
Average daily room rate (in RMB)
Leased and owned hotels	288	296	2.7%
Manachised and franchised hotels	235	238	1.2%
Blended	245	246	0.3%
Occupancy Rate (as a percentage)
Leased and owned hotels	90.0%	69.7%	-20.3p.p.
Manachised and franchised hotels	87.2%	72.2%	-15.0p.p.
Blended	87.7%	71.9%	-15.8p.p.
RevPAR (in RMB)
Leased and owned hotels	259	206	-20.4%
Manachised and franchised hotels	205	172	-16.2%
Blended	215	177	-17.8%

Same-hotel operational data by class

Mature hotels in operation for more than 18 months (excluding hotels under requisition)

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of September 30,		ended September 30,		yoy change	ended September 30,		yoy change	ended September 30,		yoy change
	2020	2021	2020	2021		2020	2021		2020	2021	(p.p.)
Economy hotels	3,157	3,157	147	141	-3.9%	170	187	10.3%	86.6%	75.4%	-11.2
Leased and owned hotels	398	398	162	157	-3.4%	187	213	14.2%	87.0%	73.6%	-13.4
Manachised and franchised hotels	2,759	2,759	144	138	-4.1%	166	182	9.5%	86.5%	75.8%	-10.7
Midscale and upscale hotels	1,646	1,646	244	225	-7.9%	301	323	7.2%	80.9%	69.6%	-11.3
Leased and owned hotels	218	218	280	257	-8.3%	358	392	9.5%	78.4%	65.7%	-12.7
Manachised and franchised hotels	1,428	1,428	236	217	-7.8%	289	309	6.7%	81.5%	70.4%	-11.0
Total	4,803	4,803	187	176	-5.9%	222	241	8.7%	84.2%	73.0%	-11.3

	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
			For the quarter			For the quarter			For the quarter
	As of September 30,		ended September 30,		yoy change	ended September 30,		yoy change	ended September 30,		yoy change
	2019	2021	2019	2021		2019	2021		2019	2021	(p.p.)
Economy hotels	2,364	2,364	187	141	-24.5%	201	187	-6.7%	93.2%	75.4%	-17.8
Leased and owned hotels	385	385	209	154	-26.2%	224	210	-6.2%	93.5%	73.5%	-19.9
Manachised and franchised hotels	1,979	1,979	181	138	-24.1%	195	181	-6.9%	93.1%	75.9%	-17.2
Midscale and upscale hotels	1,057	1,057	293	219	-25.4%	340	321	-5.6%	86.4%	68.2%	-18.1
Leased and owned hotels	187	187	355	245	-31.0%	406	379	-6.7%	87.3%	64.5%	-22.8
Manachised and franchised hotels	870	870	275	211	-23.4%	320	304	-4.9%	86.1%	69.4%	-16.7
Total	3,421	3,421	226	170	-24.8%	249	234	-6.3%	90.7%	72.7%	-17.9

Operating Results: Legacy-DH(4)

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened in Q3 2021	Closed in Q3 2021	Net added in Q3 2021	As of September 30, 2021(5)	As of September 30, 2021	As of September 30, 2021
Leased hotels	1	-	1	75	14,002	28
Manachised and franchised hotels	-	(2)	(2)	46	10,313	11
Total	1	(2)	(1)	121	24,315	39

(4)	Legacy-DH refers to DH.

(5)	As of September 30, 2021, a total of 4 DH brand hotels were temporarily closed due to COVID-19. 1 hotel is closed for renovation and 1 hotel due to flood damage.

	For the quarter ended
	September 30,	June 30,	September 30,	yoy
	2020	2021	2021	change
Average daily room rate (in EUR)
Leased hotels	88	85	94	6.8%
Manachised and franchised hotels	101	78	104	3.6%
Blended	93	81	99	6.1%
Occupancy rate (as a percentage)
Leased hotels	38.2%	20.0%	48.0%	9.8p.p.
Managed and franchised hotels	37.5%	30.8%	49.4%	12.0p.p.
Blended	37.9%	24.4%	48.6%	10.7p.p.
RevPAR (in EUR)
Leased hotels	34	17	45	34.1%
Managed and franchised hotels	38	24	52	36.7%
Blended	35	20	48	35.9%

Hotel Portfolio by Brand

	Total
	Hotels	Rooms	Unopened hotels

	in operation		in pipeline
Economy hotels	4,635	382,337	1,386
HanTing Hotel	2,937	268,347	765
Hi Inn	430	25,069	107
Elan Hotel(6)	1,040	64,757	468
Ibis Hotel	214	22,503	34
Zleep Hotels	14	1,661	12
Midscale hotels	2,288	256,146	1,099
Ibis Styles Hotel	78	8,299	17
Starway Hotel	496	41,913	280
JI Hotel	1,294	158,008	588
Orange Hotel	390	43,146	209
CitiGO Hotel	30	4,780	5
Upper midscale hotels	429	63,959	276
Crystal Orange Hotel	137	18,406	67
Manxin Hotel	76	7,416	63
Madison Hotel	35	5,247	54
Mercure Hotel	119	20,561	52
Novotel Hotel	14	3,723	16
IntercityHotel(7)	48	8,606	24
Upscale hotels	107	18,383	62
Jaz in the City	3	587	1
Joya Hotel	9	1,760	0
Blossom House	32	1,579	35
Grand Mercure Hotel	7	1,485	6
Steigenberger Hotels & Resorts(8)	50	12,013	14
MAXX (9)	6	959	6
Others	7	2,158	4
Other hotels(10)	7	2,158	4
Total	7,466	722,983	2,827

(6)	As of September 30, 2021, 46 Ni Hao Hotels were included in the operational hotel for Elan Hotels and 145 Ni Hao hotels were included in the pipeline for Elan Hotels.

(7)	As of September 30, 2021, 2 operational hotels and 6 pipeline hotels of IntercityHotel were in China.

(8)	As of September 30, 2021, 1 operational hotel and 7 pipeline hotels of Steigenberger Hotels & Resorts were in China.

(9)	As of September 30, 2021, 1 operational hotel and 5 pipeline hotels of MAXX were in China.

(10)	Other hotels include other partner hotels and other hotel brands in Yongle Huazhu Hotel & Resort Group (excluding Steigenberger Hotels & Resorts and Blossom House).

About Huazhu Group Limited

Originated in China, Huazhu Group Limited is a world-leading hotel group. As of September 30, 2021, Huazhu operated 7,466 hotels with 722,983 rooms in operation in 17 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, Blossom House, Ni Hao Hotel and CitiGO Hotel. Upon the completion of the acquisition of DH on January 2, 2020, Huazhu added five brands to its portfolio, including Steigenberger Hotels & Resorts, MAXX by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotels. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers that Huazhu appoints, and Huazhu collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of September 30, 2021, Huazhu operates 15 percent of its hotel rooms under lease and ownership model, and 85 percent under manachise and franchise models.

For more information, please visit Huazhu’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the U.S. Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; economic conditions; the regulatory environment; our ability to attract and retain customers and leverage our brands; trends and competition in the lodging industry; the expected growth of demand for lodging; and other factors and risks detailed in our filings with the U.S. Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

Huazhu undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.